UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SGX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78423C108

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital LLC
Samuel D. Isaly
767 Third Avenue
New York, New York 10017
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

Copy to:

Stephen M. Besen
Shearman & Sterling, Esq.
599 Lexington Avenue
New York, New York 10022
Telephone:  (212) 848-4000

July 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 78423C108	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,128,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,128,400
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.29%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 78423C108	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,962,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,962,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 78423C108	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,090,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,090,900
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.48%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.001 per share (the “Shares”), of SGX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 10505 Roselle Street, San Diego, CA 92121.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons” and each a “Reporting Person”).

(b) – (c)  OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below.  OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, respectively, attached hereto.  Each of these schedules sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

In November 2007, OrbiMed Advisors LLC and OrbiMed Capital LLC, under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Capital Master Fund Limited (“Caduceus Master”), Caduceus Capital II, L.P. (“Caduceus II”), UBS Eucalyptus Fund, LLC (“UBS”), PW Eucalyptus Fund, Ltd. (“PW”), Summer Street Life Sciences Hedge Fund Investors LLC (“Summer”), and Stichting Pensioenfonds ABP (“Stichting”), as more particularly referred to in Item 6 below, caused these clients to acquire 2,408,400 Shares of the Issuer and warrants to purchase an additional 682,500 Shares.  The source of these funds is the working capital of the aforementioned entities.

As a result of their common control and/or mutual affiliation, the Reporting Persons were the beneficial owners of approximately 14.48% of the outstanding Shares of the Issuer.  Isaly, as the owner of a controlling interest in both OrbiMed Advisors LLC and OrbiMed Capital LLC, is the beneficial owner of approximately 14.48% of the outstanding Shares of the Issuer.

None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since July 30, 2008.

Item 4.	Purpose of Transaction.

On July 8, 2008, the Issuer and Eli Lilly and Company (“Eli Lilly”) entered into a merger agreement (the “Merger Agreement”) whereby Eli Lilly would acquire the Issuer for an aggregate price of approximately $64.0 million in cash (the “Merger”).  The Reporting Persons believe that the consideration of $3.00 per Share to be paid to the stockholders of the Issuer pursuant to the Merger Agreement does not reflect the inherent value of the Issuer.  The Reporting Persons may seek to encourage the Issuer to take action to increase the price per share to be paid in the Merger or to remain independent.  The Reporting Persons may contact other shareholders to discuss their views as to the advisability of the proposed Merger at the current price.

As a result of the foregoing, the Reporting Persons may be deemed to hold the Shares with the purpose or effect of changing or influencing control of the Issuer.  The Reporting Persons disclaim that they hold the Shares with such purpose.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As of this date of this filing, the Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 14.48% of the issued and outstanding Shares.  As described above in Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, a controlling interest in the outstanding limited liability company interests of such entity.  As a result, Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC share power to direct the vote and to direct the disposition of the Common Stock described in Item 3.

The following table sets forth the Shares held by OrbiMed Advisors LLC and OrbiMed Capital LLC on behalf of Caduceus Master, Caduceus II, UBS, PW, Summer and Stichting:

Entity	Shares	Warrants
Caduceus Master	681,100	189,000
Caduceus II	433,400	120,000
UBS	401,700	111,000
PW	48,800	13,500
Summer	173,400	48,000
Stichting	670,000	201,000
TOTAL	2,408,400	682,500

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

OrbiMed Capital LLC is the investment adviser to Caduceus Master, a Bermuda limited company, pursuant to the terms of its investment advisory agreement. OrbiMed Advisors LLC acts as the general partner of Caduceus II, a Delaware limited partnership, pursuant to the terms of its limited partnership agreement.  OrbiMed Advisors LLC is the joint venture partner of UBS, a registered investment company incorporated in Delaware, pursuant to the terms of its limited liability company agreement.  OrbiMed Advisors LLC is the managing member of an entity that is the investment adviser to PW, an unregistered investment fund, pursuant to the terms of its investment advisory agreement, through a joint venture entitled PW Eucalyptus Management, LLC. OrbiMed Capital LLC manages the accounts of Summer, a Delaware limited liability company, pursuant to the terms of its investment advisory agreement. OrbiMed Capital LLC manages the accounts of Stichting, a Netherland company, pursuant to the terms of its investment advisory agreement.

Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of Caduceus Master, Caduceus II, UBS, PW, Summer and Stichting.  Such authority includes the power to vote and otherwise dispose of securities held by Caduceus Master, Caduceus II, UBS, PW and Summer, including the total warrants of the Issuer held by Caduceus Master, Caduceus II, UBS, PW and Summer, as described in Item 3.  Stichting has the power to vote and otherwise dispose of the Issuer’s securities and warrants that it holds.  The number of outstanding Shares of the Issuer attributable to each of Caduceus Master, Caduceus II, UBS, PW, Summer and Stichting is 681,100, 433,400, 401,700, 48,800, 173,400 and 670,000, respectively.  The number of warrants of the Issuer attributable to each of these is 189,000, 120,000, 111,000, 13,500, 48,000 and 201,000, respectively.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2008

OrbiMed Advisors LLC

/s/ Samuel D. Isaly
Signature

Samuel D. Isaly
Managing Partner

OrbiMed Capital LLC

/s/ Samuel D. Isaly
Signature

Samuel D. Isaly
Managing Partner

/s/ Samuel D. Isaly
Signature

Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Advisors LLC
Michael Sheffery	Partner	Partner OrbiMed Advisors LLC
Carl L. Gordon	Partner	Partner OrbiMed Advisors LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Advisors LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Advisors LLC
W. Carter Neild	Partner	Partner OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC

Schedule II

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Partner	Partner OrbiMed Capital LLC
Michael Sheffery	Partner	Partner OrbiMed Capital LLC
Carl L. Gordon	Partner	Partner OrbiMed Capital LLC
Sven Borho German and Swedish Citizen	Partner	Partner OrbiMed Capital LLC
Jonathan T. Silverstein	Partner	Partner OrbiMed Capital LLC
W. Carter Neild	Partner	Partner OrbiMed Capital LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Capital LLC

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly